15027088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section RECEIVED JUN - 1 2015 WASH, D.C. 201

SEC FILE NUMBER
8-66145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Broad Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

617-357-4800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Morrison, Brown, Agriz & Farra
(Name - if individual, state last, first, middle name)

301 East Loa Olas Blvd.	Ft. Lauuderdale	Florida	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Arete Research, LLC, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn
to before me
this 29 day of May
2015

Notary Public

BARBARA-ANN BOEHLER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 12, 2020

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [X] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESERCH, LLP)

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to the Financial Statements 6-9

SUPPLEMENTAL INFORMATION: 10

SCHEDULE I- Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2015 11

SCHEDULE II- Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Correspondence Unaudited Form X-17-a-5, PART IIA Filing as of March 31, 2015 12

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3:
Report of Independent Registered Public Accounting Firm 13

Exemption Report Under Rule 17a-5(d)(4) 14

INFORMATION REGARDING SECURITIES INVESTOR PROTECTION CORPORATION ASSESMENT:
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) 15

Schedule of Assessment and Payments (Form SIPC-7) 16-17

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have audited the accompanying financial statements of Arete Research, LLC (the "Company") (A Wholly-Owned Subsidiary of Arete Research Services, LLP), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the fiscal year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Arete Research, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC as of March 31, 2015, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the accompanying financial statements, the Company contracts exclusively with its Parent to provide research services and back office support, and is fully dependent on its Parent for the research that the Company sells to third parties. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation. Our opinion is not modified with respect to that matter.

The supplemental information in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Ft. Lauderdale, Florida
May 29, 2015

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Cash	$	850,064
Accounts receivable		315,983
Prepaid research expenses – related party		36,692
Other assets		12,399
Furniture and equipment, net		10,219
TOTAL ASSETS	$	1,225,357

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	470,541
Due to related parties		65,499
Deferred rent		4,084
Deferred income		104,119
Income taxes payable		5,205
Deferred income taxes		3,800
TOTAL LIABILITIES		653,248
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBER'S EQUITY		572,109
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,225,357

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2015

REVENUES:	
Research fees	$ 6,088,660
Interest income	343
TOTAL REVENUES	6,089,003
RESEARCH EXPENSES – RELATED PARTY	3,836,889
GROSS INCOME	2,252,114
GENERAL AND ADMINISTRATIVE EXPENSES:	
Payroll expenses and benefits	1,660,204
Professional fees	111,682
Travel and entertainment	60,438
Rent	48,500
Regulatory	30,067
Back office services - related party	6,000
Communication	19,424
Dues and subscriptions	67,720
Other	23,478
TOTAL GENERAL AND ADMINSTRATIVE EXPENSES	2,027,513
NET INCOME BEFORE INCOME TAX PROVISION	224,601
INCOME TAX PROVISION	93,000
NET INCOME	**$ 131,601**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2015

MEMBER'S EQUITY – MARCH 31, 2014	$	640,508
NET INCOME		131,601
DISTRIBUTIONS TO MEMBER		(200,000)
MEMBER'S EQUITY – MARCH 31, 2015	$	572,109

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 131,601
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,128
Deferred rent	(1,581)
Changes in operating assets and liabilities:	
Accounts receivable	(161,733)
Prepaid expenses	(4,211)
Prepaid research expenses – related party	97,141
Accounts payable and accrued expenses	(41,330)
Accrued income	104,119
Due to related party	65,499
Income taxes payable	(69,924)
TOTAL ADJUSTMENTS	(8,892)
NET CASH PROVIDED BY OPERATING ACTIVITIES	122,709
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture and equipment	(3,381)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(200,000)
NET DECREASE IN CASH	(80,672)
CASH - BEGINNING OF YEAR	930,736
CASH - END OF YEAR	$ 850,064

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 163,174

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2015

1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and solar companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in Note 4, the Company contracts exclusively with its Parent to provide research services and back office support, and is fully dependent on its Parent for the research that the Company sells to third parties. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management does not deem that an allowance for doubtful accounts is necessary as of March 31, 2015.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (NOTE 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts.

Income Taxes

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (NOTE 6).

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized. For the year ended March 31, 2015, depreciation expense amounted to $3,128.

Deferred Rent

The Company recognizes rent expense on a straight line basis when a lease contains predetermined, fixed escalations of minimum rentals. The difference between rent expense and the rental amount payable under the leases are recorded as liabilities and are reported under "Deferred rent" in the accompanying statement of financial condition. As of March 31, 2015, the balance of the deferred rent liability was $4,084.

Revenue from contracts and Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer foods or services to customers, or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in the amount that reflects the consideration the entity expects to be entitled to in exchange for the goods and services transferred to the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods beginning after December 16, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 29, 2015, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2015, the Company's "Net Capital" was $196,816 and the "Required Net Capital" was $43,550. At March 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 3.3 to 1.

4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. For the year ended March 31, 2015, research and back office services expenses, as computed under this agreement, were $3,836,889 and $6,000, respectively, and are included in the accompanying statement of income under the captions research expenses and back office services – related party. Additionally, certain sales made by the Parent to its customer base in the United States of America are collected by the Company. As of March 31, 2015, the Company prepaid $36,692 of research service expenses to the Parent which are included as prepaid research expenses – related party in the accompanying statement of financial condition. As of March 31, 2015 the Company had amounts due to related parties totaling approximately $65,000.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of March 31, 2015:

Accounts payable	$ 7,639
Professional and regulatory fees	38,655
Salaries	26,006
Commission and bonus	398,241
	$ 470,541

6. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

The provision for income tax is as follows for the year ended March 31, 2015:

Current:	
Federal	$ 74,000
State	19,000
Income tax provision	$ 93,000

The deferred income tax liability at March 31, 2015 is mainly related to a temporary difference for depreciation in furniture and equipment for tax reporting purposes. The Company's effective tax rate for the fiscal year ended March 31, 2015 was 41% which differs from the federal statutory rate of 34%, as a result of the state taxes in Massachusetts and New York.

6. INCOME TAX (CONTINUED)

The U.S. Federal jurisdiction, Massachusetts and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2012.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease for the office space expires in October 2017. The approximate future lease rent payments under this non-cancelable operating lease approximate the following:

For the year ending March 31,	
2016	49,000
2017	49,000
2018	29,000
	$ 127,000

Rent expense for the year ended March 31, 2015 amounted to approximately $49,000.

8. EMPLOYEE BENEFIT PLAN

The Company is a sponsor of a 401(k) Retirement Plan. The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year. The contributions to the Plan were approximately $27,000 for the year ended March 31, 2015 and are included under the caption "Payroll expenses and benefits" in the accompanying statement of income.

SUPPLEMENTAL INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2015

CREDITS	
Member's equity	$ 572,109
DEBITS	
Accounts receivable and accrued income	315,983
Prepaid research expenses – related party	36,692
Other assets	12,399
Furniture and equipment, net	10,219
TOTAL DEBITS	375,293
NET CAPITAL	196,816
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $649,448 OR $5,000, WHICHEVER IS GREATER	43,550
EXCESS NET CAPITAL	$ 153,266
Excess Net Capital @ 1,000%	$ 131,491
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.3 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 640,159
Deferred rent payable	4,084
Income taxes payable	5,205
	$ 649,448

See Report of Independent Registered Public Accounting Firm

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF MARCH 31, 2015

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	208,755
Audit adjustments – entry to accrue commission expense		(6,668)
Audit adjustments – entry to accrue for SIPC 7		(66)
Audit adjustments – entry to accrue for dues and subscriptions		(850)
Audit adjustments – entry to adjust income tax provision		(4,355)
NET CAPITAL PER COMPUTATION, ON PAGE 11	$	196,816

See Report of Independent Registered Public Accounting Firm.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4), in which (1) Arete Research, LLC (A Wholly-Owned Subsidiary of Arete Research Services, LLP), identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arete Research, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Arete Research, LLC stated that Arete Research, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Arete Research, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arete Research, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Ft. Lauderdale, Florida
May 29, 2015

Exemption Report Under Rule 17a-5(d)(4)

Arete Research, LLC (the "Company") is a registered-broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Arete Research, LLC

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President and CEO

May 29, 2015

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended March 31, 2015, which were agreed to by Arete Research, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arete Research, LLC's compliance with the applicable instructions of Form SIPC-7. Arete Research, LLC's management is responsible for Arete Research, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
October 22, 2014	1237	SIPC	$6,505
May 20, 2015	1248	SIPC	$7,221

2) Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended March 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including focus reports, general ledger and financial statements from April 1, 2014 to March 31, 2015, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including FOCUS reports for the period from April 1, 2014 to March 31, 2015 supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Ft. Lauderdale, Florida
May 29, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066145 FINRA MAR
Arete Research LLC
15 Broad Street, 1st Floor
Boston, MA 02109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stephen Sussman (603) 434-3594

2. A. General Assessment (item 2e from page 2)		$ 13,726
B. Less payment made with SIPC-6 filed (exclude interest) 10/29/2014 (Date Paid)		(6,505)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 7,221
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,221	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arete Research, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

STEPHEN J SUSSMAN, FINOP
(Title)

Dated the 19 day of May, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 20 15 and ending March 31, 20 15.
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,089,003

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 598,569

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 598,569

2d. SIPC Net Operating Revenues $ 5,490,434

2e. General Assessment @ .0025 $ 13,726

(to page 1, line 2.A.)

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